A1f 4/1/2002


02007267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
APR 0 1 2002
365
WASH, D.C. SECTION

TC 315

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 35315 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G.A. Repple & Company (a subsidiary of G.A. Repple Financial Group, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road, Suite 101
(No. and Street)

| Casselberry | Florida | 32707 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra J. Albano (407) 339-9090
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

| 243 West Park Avenue, Suite 200 | Winter Park | Florida | 32789 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

A1f 4/1/2002

## OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.A. Repple & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Sworn and subscribed before me on Feb. 28, 2002 by Glenn A. Repple, personally known to me.



Sandra J. Albano, Notary Public

Notary Public


SANDRA J. ALBANO
MY COMMISSION # DD 031475
EXPIRES: October 2, 2005
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY
(A Subsidiary of G. A. Repple Financial Group, Inc.)

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2001

CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS | 1 |
| FINANCIAL STATEMENT | |
| Statement of financial condition | 2 |
| Statement of income | 3 |
| Statement of changes in stockholder's equity | 4 |
| Statement of cash flows | 5 |
| Notes to financial statements | 6-8 |
| SUPPLEMENTARY INFORMATION | |
| Computation of net capital | 9 |
| Reconciliation of computations of net capital | 10 |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL | 11-12 |

**SCEARCE, SATCHER & JUNG, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

# INDEPENDENT AUDITOR'S REPORT

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

We have audited the accompanying statement of financial condition of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.), as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.), at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 13, 2002

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 282,206 |
| Clearing account deposits-restricted | 55,009 |
| Commissions receivable | 202,757 |
| Other receivables | 2,664 |
| Securities owned - marketable, at market value (cost $19,847) | 10,631 |
| Warrants owned - not readily marketable, at cost | 20,100 |
| Prepaid expenses | 7,640 |
| | $ 581,007 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 7,182 |
| Commissions payable | 149,718 |
| | 156,900 |
| **STOCKHOLDER'S EQUITY** | |
| Capital stock, $1 par value; authorized, issued and outstanding 7,500 shares | 7,500 |
| Paid-in capital | 17,500 |
| Retained earnings | 399,107 |
| | 424,107 |
| | $ 581,007 |

The Notes to Financial Statements are an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUE | |
| Commissions | $ 5,643,503 |
| Principal transactions | 72,181 |
| Due diligence fees | 51,884 |
| Interest | 13,980 |
| Dividends | 603 |
| | 5,782,151 |
| OPERATING EXPENSES | |
| Commissions | 4,604,239 |
| Management fees | 888,642 |
| Clearing fees | 111,911 |
| Regulatory fees | 27,865 |
| Printing | 21,136 |
| Unrealized losses on marketable securities | 15,727 |
| Maintenance and support | 12,890 |
| Professional services | 12,280 |
| Other | 2,478 |
| | 5,697,168 |
| Income before income taxes | 84,983 |
| FEDERAL AND STATE INCOME TAXES | 35,000 |
| Net income | $ 49,983 |

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

| | Common Stock Issued | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| BALANCE, December 31, 2000 | $ 7,500 | $ 17,500 | $ 349,124 |
| Net income | - | - | 49,983 |
| BALANCE, December 31, 2001 | $ 7,500 | $ 17,500 | $ 399,107 |

The Notes to Financial Statements are
an integral part of this statement.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

## STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash commissions received | $ 5,630,843 | |
| Interest received | 13,980 | |
| Dividends received | 603 | |
| Other cash receipts | 141,258 | |
| Cash paid to agents and suppliers | (5,740,564) | |
| Net cash provided by operating activities | | $ 46,120 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of marketable securities | (2,237) | |
| Proceeds from sale of marketable securities | 1,934 | |
| Net cash used in investing activities | | (303) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 45,817 |
| CASH AND CASH EQUIVALENTS, beginning | | 291,398 |
| CASH AND CASH EQUIVALENTS, ending | | $ 337,215 |
| CASH AND CASH EQUIVALENTS, unrestricted | | $ 282,206 |
| CASH AND CASH EQUIVALENTS, restricted | | 55,009 |
| | | $ 337,215 |
| RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES | | |
| Net income | | $ 49,983 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized loss on marketable securities | $ 15,727 | |
| Increase in commissions receivable | (12,660) | |
| Decrease in other receivables | 17,194 | |
| Increase in prepaid expenses | (365) | |
| Increase in accounts payable | 2,739 | |
| Decrease in accrued expenses | (11,250) | |
| Decrease in commissions payable | (15,248) | |
| | | (3,863) |
| Net cash provided by operating activities | | $ 46,120 |

The Notes to Financial Statements are
an integral part of this statement.

## Note 1. Nature of Organization and Significant Accounting Policies

Nature of business: G.A. Repple & Company (the "Company") is a Florida corporation and is a wholly-owned subsidiary of the G. A. Repple Financial Group, Inc. It is engaged as a broker/dealer in the business of buying and selling securities for individual clients, and also provides financial planning and asset management services (using third party asset managers). The Company does not act as a clearing agency, but utilizes other broker/dealers on a fully disclosed basis.

Revenue and cost recognition: Normal commission revenue and expenses are recorded on a settlement date basis. Commission trails are difficult to estimate and represent only future anticipated revenue. Therefore, they are not recorded until received. All other revenue and expenses are accounted for using the accrual method of accounting, which recognizes revenue when earned and costs when incurred.

Cash and cash equivalents: For financial reporting, the Company considers all readily accessible money market funds to be cash equivalents.

Clearing account deposits: The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Commissions receivable: All receivables are stated at their net realizable values. As of December 31, 2001, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company files a consolidated income tax return with its parent company, G. A. Repple Financial Group, Inc. Income taxes recorded in these financial statements represent the Company's allocable share of the total income tax liability for the consolidated group. Deferred taxes are recorded for temporary differences between the tax basis of assets and their reported amounts. At December 31, 2001, the tax effect of these differences was not considered material and no deferred taxes have been recorded.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

## Note 2. Related Party Transactions

The Company is managed by its sole stockholder, G. A. Repple Financial Group, Inc. ("RFG"). Consequently, operating results and financial position are different than if the entities were autonomous. The Company pays a fixed monthly management fee to RFG on a semi-monthly basis and a variable fee which is based on commissions. This fixed management fee, which totaled $645,000 for 2001, represents reimbursement for the costs associated with office space, telephone, and staff support as well as the cash requirements of RFG.

The sole stockholder of RFG is entitled to receive commissions earned for each semi-monthly period. However, he has elected to waive the right to receive one-half of these commissions and periodically executes the appropriate N.A.S.D. waiver. Instead, these commissions are paid directly to RFG, and are recorded as variable management fees. $243,642 of commissions were waived during the current year and are reflected in these financial statements as management fees. Total management fees, including both fixed and variable fees, were $888,642 for 2001.

G. A. Repple Insurance Services, Inc. (RIS), a wholly-owned subsidiary of RFG, sells various insurance products, and earns an incentive to keep those policies on the books of one of the insurance companies. A portion of the insurance products sold by RIS represents variable insurance products and therefore are a part of the broker/dealer activities of the consolidated group of companies. Incentives received by the Company for the variable insurance products sold by RIS totaled $260,743 for 2001.

## Note 3. Federal and State Income Taxes

The Company, a wholly-owned subsidiary of G. A. Repple Financial Group, Inc., is included in the consolidated tax return filed by the parent company under provisions of the Internal Revenue Code. The Company is charged by the parent company for its portion of the income tax allocable to its operations, which is calculated using shared lower level corporate tax rates and various other tax benefits. For 2001, the Company's pre-tax income was $92,644 and the consolidated group's pre-tax income was $161,217. The current tax expense is calculated utilizing the statutory tax rates of 34% and 5.5% for federal and state taxes, respectively.

The difference between the income before tax on the statement of income and pre-tax income of $7,661 consists of tax-exempt interest of approximately $8,066 and unrealized losses on marketable securities of approximately $15,727.

## Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $359,471, which was $309,471 in excess of the required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.44 to 1.

## Note 5. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

## Note 6. Concentration of Credit Risk

The Company maintains cash and cash equivalents at several financial institutions. Cash balances at financial institutions totaling $132,319, are insured by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 2001 was $149,887. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 424,107 |
| Deduct ownership equity not allowable for net capital | | - |
| Total capital | | 424,107 |
| Deductions and other charges | | |
| Non-allowable commissions receivable | $ 30,307 | |
| Warrants owned | 20,100 | |
| Prepaid expenses | 7,640 | |
| Securities haircuts | 6,589 | |
| Total non-allowable assets | | 64,636 |
| Net capital | | 359,471 |
| Minimum net capital required | | 50,000 |
| Excess net capital | | $ 309,471 |
| Total aggregate indebtedness | | $ 156,900 |
| Ratio of aggregate indebtedness to net capital | | 0.44 to 1 |

G.A. REPPLE & COMPANY
(A SUBSIDIARY OF G. A. REPPLE FINANCIAL GROUP, INC.)

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2001

| | | |
|---|---|---|
| Net capital (unaudited) | $ | 359,471 |
| Audit adjustments made: | | |
| None | | - |
| Net capital (audited) | $ | 359,471 |

**SCEARCE, SATCHER & JUNG, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Stockholder
G.A. Repple & Company
(A Subsidiary of G. A. Repple Financial Group, Inc.)
Casselberry, Florida

In planning and performing our audit of the financial statements and supplemental schedules of G.A. Repple & Company (a Subsidiary of G. A. Repple Financial Group, Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spence, Batcher & Jung, P.A.

Winter Park, Florida
February 13, 2002